



SEC 03014542 COMMISSION
~~~~, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43567 45367

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/2002___ AND ENDING ___12/31/2002___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Financorp Group International Corp.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
450 Park Avenue, Suite 1402

(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Antonio X. Vidal   (212) 407-0300
                                                    (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berdon LLP
(Name — if individual, state last, first, middle name)

360 Madison Avenue	New York	New York	10017
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Antonio X. Vidal_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Financorp Group International Corp._____, as of __February_____, __2003__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

GERARD WILSON
Notary Public, State of New York
No. 01WI4984455
Qualified in Westchester County
Commission Expires July 22, 2005

_____
Notary Public

2/25/2003

_____
Signature
Principal & Treasurer

_____
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCORP GROUP INTERNATIONAL CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002



BERDON

<u>INDEPENDENT AUDITORS' REPORT</u>

To the Board of Directors and Stockholder of
Financorp Group International Corporation

We have audited the accompanying statement of financial condition of Financorp Group International Corporation (the "Company") as of December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Financorp Group International Corporation as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Berdon LLP

Certified Public Accountants

New York, New York
January 17, 2003

-1-

Berdon LLP
CPAs and Advisors

A member of Horwath International

Reply to:
360 Madison Avenue
New York, NY 10017
Ph: 212.832.0400
Fax: 212.371.1159

One Jericho Plaza
Jericho, NY 11753
Ph: 516.931.3100
Fax: 516.931.0034
www.BERDONLLP.com

FINANCORP GROUP INTERNATIONAL CORPORATION

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash and cash equivalents	$ 971,015
Receivable from broker	44,508
NASDAQ securities	33,100
Furniture, equipment and leasehold improvements (net of accumulated depreciation and amortization of $299,707)	3,563
Deferred income taxes, less valuation allowance of $20,000	38,600
Other assets including prepaid taxes of $74,612	132,225
TOTAL ASSETS	$ 1,223,011

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:

Accrued liabilities including $8,000 due to parent	$ 54,578
TOTAL LIABILITIES	54,578

STOCKHOLDER'S EQUITY:

Common stock - $.01 par value; 100 shares authorized, issued and outstanding	1
Additional paid-in capital	1,149,999
Retained earnings	18,433
TOTAL STOCKHOLDER'S EQUITY	1,168,433
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 1,223,011

The accompanying notes to statement of financial condition are an integral part of this statement.

FINANCORP GROUP INTERNATIONAL CORPORATION

NOTES TO STATEMENT OF FINANCIAL CONDITION

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Financorp Group International Corporation (the "Company") is a Delaware corporation which was organized on August 27, 1992 and commenced operations in March 1993. The Company was formed primarily to provide investment banking and brokerage services and is a wholly-owned subsidiary of Grupo Financorp C.A. (the "Parent"). The Company is a registered broker-dealer.

The Company provides brokerage services on an agency basis, which includes trading in "riskless" principal transactions. Transactions are made on a fully disclosed basis. The Company's customers are primarily institutional clients or high net worth individuals domiciled in Venezuela and other localities outside the United States.

Financial statements prepared in conformity with accounting principles generally accepted in the United States of America require management to make estimates and assumptions that affect the reported amounts. Actual results could differ from those amounts.

Cash equivalents are defined as short-term, highly liquid money market mutual funds with original maturities of less than 90 days. At December 31, 2002, substantially all of the cash and cash equivalents were held at three major financial institutions.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule") and has elected to compute its net capital under the Basic Method of this Rule. This Rule requires that the Company maintain minimum net capital, as defined, equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined. The Rule also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $943,818 which was $843,818 in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio was .06 to 1.

The Company is exempt from the provisions of SEC Rule 15c3-3 under paragraph (k)(2)(ii).

NOTE 3 - RECEIVABLE FROM BROKER

The Company conducts business primarily with one clearing broker on behalf of its customers. The Company earns commissions as an introducing broker for the transactions of its customers which are normally settled on a delivery-against-payment basis. The clearing operations for the Company's customer accounts are performed by its clearing broker pursuant to a clearing agreement.

(continued)

NOTE 3 - RECEIVABLE FROM BROKER (Continued)

The Company is subject to credit risk should the clearing broker be unable to repay the balance reflected on the statement of financial condition. The credit risk of customers is mitigated by the clearing broker's insurance coverage.

In the normal course of business, the Company's clearing broker is exposed to risk of loss on customer transactions in the event of a customer's inability to meet the terms of its contracts; the clearing broker may have to purchase or sell securities at prevailing market prices in order to fulfill the customer's obligations. The Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. As of December 31, 2002, there were no such amounts owed to the clearing broker by these customers.

NOTE 4 - NASDAQ SECURITIES

The Company holds 3,000 NASDAQ common shares and 1,500 warrants. The warrants are exercisable into 6,000 common shares, in four traunches of 1,500 shares each. The exercise price is $13 for the first traunche, this traunche is exercisable until June 30, 2003. The exercise price increases by one dollar for each year, and the exercise expiration dates in the remaining traunches expire in one-year periods on June 30th of each year until June 30, 2006. The shares started trading in an inactive market in July 2002. During the last quarter of the year, the Company adjusted the share valuation to the year-end quoted price of $10. The warrants were fair valued based on a Black Scholes model formula for each of the four traunches and its original carrying value of $16,800 was adjusted to $3,100 resulting in an unrealized loss on securities of $26,000.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

The Company has entered into a noncancellable lease for office space which provides for minimum annual rental payments (including a utility charge) of $86,136 through March 31, 2003. The lease contains provisions for rent escalation based on increases in costs incurred by the lessor. The Company cannot determine what it might owe under the escalation (if any), but the amount would not be material to the financial statements. The lease is guaranteed by the Company's parent. The Company is in the process of negotiating a new lease with the landlord.

NOTE 6 - INCOME TAXES

Under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," deferred income tax assets and liabilities are computed annually for the differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to reverse.

(continued)

FINANCORP GROUP INTERNATIONAL CORPORATION

NOTES TO STATEMENT OF FINANCIAL CONDITION

NOTE 6 - INCOME TAXES (Continued)

Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable for the period and the change during the period in deferred tax assets and liabilities. Deferred taxes relate primarily to the difference between book and tax depreciation and amortization.

NOTE 7 - RELATED PARTY TRANSACTIONS

During the year ended December 31, 2002, the Company's parent charged $48,000 for overhead incurred for or on behalf of the Company, and the Company paid its Parent a dividend of $237,000.